August 30, 2005

Via EDGAR and Overnight Delivery

Nili Shah
Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	Oregon Steel Mills, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005

File No. 1-9887

Dear Nili Shah:

          This letter will serve as the response of Oregon Steel Mills, Inc. (the “Company”) to the comments as set forth in your letter dated August 2, 2005.

Form 10-K for the year ended December 31, 2004

Impairment Charges, page 27

STAFF COMMENT:

1.	We note that $9.4 million of your impairment charges related to dedicated stores and operating supplies. In future filings, reclassify such amounts in cost of sales as called for in EITF 96-9.

The Company will reclassify impairments related to dedicated stores and operating supplies to cost of sales in future filings in accordance with EITF 96-9.

Contractual Obligations, page 30

2.	In future filings please include interest payments as part of your tabular disclosure of contractual obligations. Refer to SEC Rule No. 33-8350 and Item 303 (a) (5) of Regulation S-K for guidance.

Nili Shah
August 30, 2005

The Company will include interest payments as part of the contractual obligations table referred to in Item 303 (a) (5) in future filings.

Consolidated Statements of Income, page 38

3.

In future filings, reclassify incentive compensation into each appropriate income statement line item, for example, cost of sales or SG&A.  Please note that the nature of the compensation, (cash, non-cash, normal, or incentive) should not dictate unusual or separate classification.

The Company believes that incentive compensation is a material item worthy of separate classification on the face of the statement of income.  Incentive compensation was reported as $16.0 million, $0.4 million and $3.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. Bifurcation of incentive compensation expense from SG&A and cost of sales allows readers to understand its variability due to its direct relationship with operating results.  The Company proposes to continue separately classifying incentive compensation.

Segment Reporting, page 44

4.	In future filings present sales by product type (plate and coil, large diameter pipe, etc.) as audited information in a footnote, as required by SFAS 131, paragraph 37.

The Company operates in a single reportable segment and believes that it is in compliance with SFAS 131.  The Company discloses shipments at a more finite product level.  The Company believes that its disclosures provide sufficient information regarding its products and also feels that disclosed information is comparable to similar disclosures of its industry group. The Company proposes to continue with its disclosures in their current form.

Note 9 – Income Taxes, page 50

5.

In future filings, please revise page 25 and page 51, to provide a more comprehensive explanation and analysis as to significant changes in your deferred tax asset valuation allowance.  Although we note the improvement in earnings, the substantial decrease in the allowance warrants more analysis and understanding of the underlying assumptions as to the utilization of your deferred tax assets.

The significant decrease in the Company’s deferred tax asset valuation allowance during 2004 was attributed to improved profitability as you have noted in your comment.  In future filings, the Company will disclose a more thorough explanation of significant changes in its valuation allowances.

Nili Shah
August 30, 2005

Labor Matters, page 62

6.

Please provide us with a more comprehensive description of how you have accounted for the recording and settlement of your labor dispute.  For each element of the settlement, please provide us with a specific reference to accounting literature in support of your treatment.  Your response should not be limited to the following.  However, in particular:

	-	Explain how you have accounted for the Trust entity;

	-	Provide a comprehensive roll-forward, with recordation dates, by individual settlement element. Reconcile that roll-forward to each quarterly balance sheet liability and cash flow activity;

	-	For each recordation event, provide specific reference to supporting literature;

	-	If payment of $64 million was made to the trust in the fourth quarter of 2004, tell us what comprises the $27,844 liability as of December 31, 2004;

	-	Explain and support the accounting for the “Back Pay Profit Sharing Obligation”;

-

If your obligation was based on the fair value of the 4 million company shares, tell us what consideration you gave to alternative accounting, such as periodic quarterly adjustments to your liability, based on fair value, in the first two quarters of 2004.

Labor Dispute Settlement Accounting

The table below lists the different items included in the settlement charges by quarter:

	Total 2003	Q1 Charges	Q2 Charges	Q3 Charges	Q4 Charges	Total 2004

		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Share Obligation	$23,240	$7,000	$28,720	$5,040	$—	$40,760
Underwriting Fees	—	—	3,148	(3,148)	—	—
Cash Contribution per Beneficiary	2,500	—	—	(18)	(80)	(98)
Long-Term Disability	5,349	—	—	—	(4,239)	(4,239)
Pension and Other Post-Retirement Benefits	—	—	—	2,658	6,271	8,929

	$31,089	$7,000	$31,868	$4,532	$1,952	$45,352

Nili Shah
August 30, 2005

Share Obligation – In January 2004, the Company reached a tentative agreement to settle the labor dispute (“Settlement”).  As part of the tentative Settlement, the Company agreed to the issuance of four million shares of Company stock to the Rocky Mountain Steel Mills – United Steelworkers of America Back Pay Trust (“Trust”).  The Settlement was related to past services related to the Company’s Union workers.  This Type I subsequent event was accrued for in 2003 as it related to events occurring prior to the balance sheet date (i.e. SFAS 5 contingency).  The fair value of the charge was based on the market close price of Company shares on December 31, 2003 (or $5.81 per share), which was considered to be the best estimate of contingent obligation deemed to be probable (as determined under SFAS 5) to occur based on the tentative Settlement.  The Company recorded charges in subsequent quarters based on per share closing prices which were $7.56 and $14.74 at March 31, and June 30, respectively.  In the third quarter of 2004, the Settlement was finalized and the final terms changed so that the Trust would instead receive cash in lieu of shares in an amount equal to the gross proceeds from the sale of 4 million shares of the Company’s stock in an underwritten stock offering.  The offering price was established at $16.00 per share in the beginning of October, and in the third quarter of 2004, the Company recorded the final charge related to the Share Obligation.

Due to the expected stock settlement through the second quarter of 2004, the Company had accrued this obligation as a non-current liability and was reflected as “labor dispute settlement” on the Company’s consolidated balance sheet.  The aforementioned change in Settlement terms triggered a classification change and the Share Obligation was reflected as a current obligation at September 30, 2004.  During the fourth quarter of 2004, the Company paid the Share Obligation totaling $64.0 million to the Trust.

Underwriting Fees – In the second quarter of 2004, it was negotiated (still as part of the tentative Settlement) that the Company would be obligated to pay for the estimated Underwriting Fees directly associated to the Share Obligation.  As previously discussed, the terms of the tentative Settlement called for the Share Obligation to be settled in shares of Company stock until those terms changed upon the final Settlement in the third quarter of 2004.  Those fees were considered a current obligation and were classified as “accrued liabilities.” Pursuant to the change to a cash settlement of the Share Obligation, in the third quarter of 2004 the charge related to the estimated Underwriting Fees was reversed.

Cash Contribution per Beneficiary – Like the Share Obligation, there was no obligation for beneficiaries to provide future service to the Company, as such, the charge for the Cash Contribution per Beneficiary was recorded as a Type I subsequent event in 2003 for the tentative Settlement reached in January 2004.  The accrual was classified in current “accrued liabilities” at December 31, 2003, which was maintained until paid in the fourth quarter of 2004.

Nili Shah
August 30, 2005

Long-Term Disability – Also related to the tentative Settlement, the Company recorded a charge for the Long-Term Disability benefits related to employees no longer providing services to the Company due to their disabled status.  That portion of this obligation was recorded in 2003, upon reaching the tentative Settlement.  The non-current portion of this accrual, as well as the 2003 accrual for the Share Obligation, was initially recorded as part of the $27,844 “labor dispute liability” as of December 31, 2003 (not December 31, 2004 as referenced in your comment).  The non-current portion of the accrual was later reclassified as a “deferred employee benefit” on the Company’s consolidated balance sheet which mirrored the Company’s eventual classification of the Pension and Other Post-Retirement Benefits discussed below.  The final Settlement provided the ability to certain beneficiaries to accept either the option to retire early (discussed below) or to receive Long-Term Disability benefits.  Because most of this group of beneficiaries elected to retire early, the liability for Long-Term Disability accrued at December 31, 2003 was reduced.

Pension and Other Post-Retirement Benefits – Also as part of the final Settlement reached in the third quarter of 2004, the Company recognized additional liability of approximately $22.6 million related to the enhanced pension benefits extended as part of the new collective bargaining agreement.  Under SFAS 87, these benefits for prior service are not to be immediately recognized in the period of the plan amendment, but rather in future periods by way of increased net periodic benefit costs.  As such, the Company recorded a pension intangible of $22.6 million in the third quarter of 2004.

Also as part of the Settlement, immediate and unreduced pension benefits were offered to up to 200 employees electing to early retire.  In the third and fourth quarters of 2004, the Company recorded charges related to an early retirement option.  The benefit was accounted for as a special termination under SFAS 88, paragraph number 15, and SFAS 106, paragraph number 101, (for pension and post-retirement benefits, respectively), and the Company recorded the charges upon notification from the beneficiaries of their election to retire early.  Of the 200 beneficiaries that opted for early retirement, seventy-nine beneficiaries elected to retire by September 30, 2004 and the remaining 121 elected to retire by the end of the fourth quarter of 2004.  Pension enhancements extended to the early retirees were immediately recognized for these beneficiaries, as was the actuarial determined expense (for both pension and post-retirement benefits) that related to the extended retirement period.  These charges were recorded as “deferred employee benefits” on the Company’s consolidated balance sheet at the time the charges were incurred.

Nili Shah
August 30, 2005

The Back Pay Profit Sharing Obligation (“BPPSO”) is a ten year obligation of the Company for past services of the beneficiaries of the Settlement.  The BPPSO is a SFAS 5 contingent obligation dependent on CF&I obtaining certain levels of profitability, as defined.  As such, in 2004 the Company recorded expense of $6.8 million (including $0.8 million of applicable taxes) based on 2004 earnings and the relevant provisions of the BPPSO.  The 2004 BPPSO charges were recorded to SG&A and included $1.6 million, $1.6 million, and $3.6 million during the first, second and third quarters of 2004, respectively.

Trust Accounting

The Trust was established with limited purpose, with its activities limited solely to receive, hold, invest and disburse the Share Obligation funds in accordance with the Settlement. The Trust is a “qualified settlement fund” as defined in the Treasury Regulations promulgated under Section 468B of the Internal Revenue Code and was formed pursuant to a court order. The Trust, by its terms, is not responsible for any liabilities of the Company or the Union and in no event will the assets of the Trust inure to the benefit of the Company or the Union.  Based on the above terms and in accordance with SFAS 140, assets held by the Trust are not included in the Company’s consolidated balance sheet.  The Trust received the $64.0 million of cash related to the above mentioned Share Obligation in the fourth quarter of 2004, and disbursed all of that amount except for approximately $13.3 million by December 31, 2004 with substantially all disbursed by January 31, 2005.

Statement of the Company

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nili Shah
August 30, 2005

We understand that you may have additional comments based on our response.  Please address any questions or comments you may have about this letter to me at (503) 978-6007 or to Aaron Wilkins of our office at (503) 240-5805.

Sincerely,

/s/ ROBIN GANTT

Robin Gantt
Corporate Controller

cc:	Ray Adams, VP of Finance and Chief Financial Officer
Carmen Calzacorta, Schwabe, Williamson & Wyatt